Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Act of 1934

Subject Company:  Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

MWV AND ROCKTENN ANNOUNCE EXECUTIVE LEADERSHIP TEAM FOR COMBINED COMPANY

RICHMOND, Va. & NORCROSS, Ga., March 20, 2015 – MeadWestvaco Corporation (MWV) (NYSE: MWV) and Rock-Tenn Company (RockTenn) (NYSE: RKT) announced the executive leadership team for the combined company following the completion of the transaction. As previously announced, Steve Voorhees will serve as the new company’s chief executive officer and John Luke will be non-executive chairman of the board.

“The announcement of our executive leadership team marks an important milestone in the merging of our companies,” said Voorhees, chief executive officer of RockTenn. “I am confident that this is the right team with the right expertise to execute our core strategies to succeed in paper and packaging markets and to create significant value for our shareholders.”

“Together, MWV and RockTenn are creating the premier global packaging company, unrivaled in terms of capabilities, customers and reach,” said Luke, chairman and chief executive officer of MWV. “We have drawn from the best talent of each company to build a leadership team that is unmatched in the industry, with the commercial, operational and financial expertise to drive our business forward and generate substantial shareholder value.”

The executive leadership team announced today includes:

•	Bob Beckler, president, Packaging Solutions
•	Nina Butler, chief sustainability officer
•	Ward Dickson, chief financial officer
•	Pete Durette, chief strategy officer
•	Jennifer Graham-Johnson, chief human resources officer
•	Bob McIntosh, general counsel
•	Jim Porter, president, Paper Solutions
•	Linda Schreiner, chief integration officer

Ed Rose, president, Specialty Chemicals, and Ken Seeger, president, Community Development and Land Management, will continue in their current leadership roles and report to Voorhees.

The transaction remains on track to close in the second calendar quarter of 2015 and is subject to shareholder approvals of both MWV and RockTenn, certain regulatory approvals and other customary closing conditions.

Bob Beckler, president, Packaging Solutions, is currently executive vice president, MWV, and president of packaging. Since joining MWV in 1987, Beckler has held a variety of roles in research, business development and leadership across specialty chemicals, industrial packaging and the company’s core packaging business.

Nina Butler, chief sustainability officer, is currently senior vice president and senior environmental counsel, RockTenn. Butler joined RockTenn in 2011 with the acquisition of Smurfit-Stone, where she served as senior environmental counsel.

Ward Dickson, chief financial officer, is currently executive vice president and chief financial officer, RockTenn. Prior to joining RockTenn in 2013, he served as senior vice president of finance for the global sales and service organization of Cisco Systems.

Pete Durette, chief strategy officer, is currently senior vice president of strategy, MWV, and leader of the Home, Health & Beauty segment. Since joining MWV as vice president and chief strategy officer in 2009, Durette has helped reshape the company’s portfolio, leading many of its major growth initiatives and investments. Prior to joining MWV, Durette was with Textron, Inc. and Marakon Associates.

Jennifer Graham-Johnson, chief human resources officer, is currently executive vice president, human resources, RockTenn. Graham-Johnson joined RockTenn in 1993 in risk management and has since served in a variety of leadership roles for the company, including director of benefits and senior vice president, employee services.

Bob McIntosh, general counsel, is currently executive vice president, general counsel and secretary, RockTenn. He was senior vice president, general counsel and secretary from 2000 to 2008, and vice president and general counsel from 1995 to 1999.

Jim Porter, president, Paper Solutions, is currently in the same role at RockTenn, leading the company’s containerboard, paperboard and pulp mills, as well as the forest resources organization, recycling business and sales of containerboard, paperboard, recycled fiber and pulp. Previously, Porter served as president of corrugated packaging. Porter joined RockTenn in 2008 with the acquisition of Southern Container Corp., where he was president and chief operating officer.

Linda Schreiner, chief integration officer, is currently senior vice president, human resources, communications and the MWV Foundation, MWV. Schreiner oversees organization strategy and development, talent management and total rewards for MWV’s global workforce. Prior to MWV, Schreiner was with Arthur D. Little and Signet Bank.

About RockTenn
RockTenn (NYSE: RKT) is one of North America's leading providers of packaging solutions and manufacturers of containerboard and paperboard. RockTenn's 27,000 employees are committed to exceeding their customers' expectations – every time. The company operates locations in the United States, Canada, Mexico, Chile and Argentina. For more information, visit www.rocktenn.com.

About MWV
MeadWestvaco Corporation (NYSE: MWV) is a global packaging company providing innovative solutions to the world’s most admired brands in the healthcare, beauty and personal care, food, beverage, home and garden, tobacco, and agricultural industries. The company also produces specialty chemicals for the automotive, energy, and infrastructure industries and maximizes the value of its development land holdings. MWV’s network of 125 facilities and 15,000 employees spans North America, South America, Europe and Asia. Learn more at www.mwv.com.

RockTenn Contacts:
Investor Contact:
John Stakel
Senior Vice President, Treasurer
678-291-7901
jstakel@rocktenn.com

Media Contact:
Robin Keegan
Director, Corporate Communications
770-326-8245
rokeegan@rocktenn.com

MWV Contacts:
Investor Contact:
Jason Thompson
Director, Investor Relations
804-444-2556
Jason.thompson@mwv.com

Media Contact:
Tucker McNeil
Director, Corporate Communications
804-444-6397
mediainquiries@mwv.com

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding the anticipated closing date of the transaction, the ability to obtain regulatory and shareholder approvals and satisfy the other conditions to the closing of the transaction, the successful closing of the transaction and the integration of RockTenn and MWV as well as opportunities for operational improvement including but not limited to cost reduction and capital investment, the value of merging the U.S. pension plans of the companies, the strategic opportunity and perceived value to RockTenn’s shareholders and MWV’s stockholders of the transaction, the transaction’s impact on, among other things, the combined company’s prospective business mix, margins, transitional costs and integration to achieve the synergies and the timing of such costs and synergies and earnings. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV specialty chemicals will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn and MWV’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn and MWV’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MWV’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MWV and RockTenn will be submitted to the respective shareholders of MWV and RockTenn for their consideration. In connection with the proposed transaction, RockTenn has caused a newly formed holding company, Rome-Milan Holdings, Inc. to file with the SEC a preliminary registration statement on Form S-4, which includes a draft preliminary prospectus with respect to the shares to be issued in the proposed transaction and a preliminary joint proxy statement for the shareholders of MWV and RockTenn (the “Joint Proxy Statement”), and which is expected to be declared “effective” by the SEC at a later date (the “Registration Statement”). Once effective, each of MWV and RockTenn will mail the definitive Joint Proxy Statement to their respective shareholders and may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2014. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials RockTenn and MWV intend to file with the SEC.

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